FORM 3
                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |_____________________|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   JANUARY 31, 2005  |
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940

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1.  Name and Address of Reporting Person


    SEARS, ROEBUCK AND CO.
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       (Last)                      (First)                    (Middle)


      3333 Beverly Road
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                                  (Street)


     Hoffman Estates                  IL                        60179
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       (City)                      (State)                      (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)
      05/12/02
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
    36-1750680
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4.  Issuer Name and Ticker or Trading Symbol

    Lands' End, Inc.  ("LE")
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    [  ] Director
    [X ] 10% Owner
    [  ] Officer (give title below)
    [  ] Other (specify title below)
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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
         Form filed by One Reporting Person
    ---
     X   Form filed by More than One Reporting Person
    ---
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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|____________________|_______________|_______________|____________________|
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Common Stock, $.01   |               |               |                    |
par value            | 16,461,214    |D              |                    |
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                     |               |               |                    |
                     |               |               |                    |
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                     |               |               |                    |
                     |               |               |                    |
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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)


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2. Date Exercisable and Expiration Date (Month/Day/Year)


        -------------------                         ------------------
         Date Exercisable                            Expiration Date
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

   ----------------------------------         ------------------------
               Title                          Amount or Number of Shares
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4. Conversion or Exercise Price of Derivative Security

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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)

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6. Nature of Indirect Beneficial Ownership (Instr. 5)



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   EXPLANATION OF RESPONSES:

         On May 12, 2002, Sears, Roebuck and Co. ("Sears") entered into an Acquisition Agreement and Agreement and Plan of Merger, dated as of May 12, 2002 (the "Merger Agreement"), with Inlet Acquisition Corp. (the "Purchaser") and Lands' End, Inc. (the "Company"). In connection with the execution of the Merger Agreement, Sears and the Purchaser entered into Tender Agreements, each dated as of May 12, 2002 (the "Tender Agreements"), with certain stockholders of the Company, including Mr. Gary C. Comer, founder and Chairman of the Company and the Richard C. Anderson Trust, which is associated with Mr. Richard
         C. Anderson, the Vice Chairman of the Company. Pursuant to the Tender Agreements, the Tendering Stockholders have agreed, among other things, to tender their shares of common stock, $.01 par value per share (the "Shares"), of the Company to the Purchaser in its cash tender offer for 100% of the issued and outstanding shares of the Company (the "Offer"), and have granted Sears a purchase option on their Shares at the price of $62.00 per Share which is exercisable upon certain circumstances. Approximately 55% of the outstanding Shares are subject to the Tender Agreements. Beneficial ownership of the Shares referred to herein is being reported solely because the reporting person may be deemed to have beneficial ownership of such Shares as a result of the Tender Agreements. Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission by Sears nor the Purchaser that it is the beneficial owner of any of Shares referred to herein and such beneficial ownership is expressly disclaimed.



      /s/  Glenn R. Richter
           Senior Vice President, Finance
           on behalf of Sears, Roebuck and Co.            05/21/02
   -------------------------------------------          ------------------
   **  SIGNATURE OF REPORTING PERSON                       DATE




_______________

   ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

  NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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                                           Page 3 of 4

Joint Filer Information

Name:                                       Inlet Acquisition Corp.

Address:                                    c/o Sears, Roebuck and Co.
                                            3333 Beverly Road
                                            Hoffman Estates, Illinois  60179

Designated Filer:                           Sears, Roebuck and Co.

Issuer and Ticker Symbol:                   Lands' End, Inc. (LE)

Date of Event Requiring
Statement:                                  05/12/02

Signature:                                  INLET ACQUISITION CORP.


                                            /s/ W. Anthony Will
                                            -----------------------------------

                                                   W. Anthony Will
                                            By:    --------------------------

                                                   Vice President and Treasurer
                                            Title  --------------------------

                                                         05/21/02
                                            Date:  --------------------------



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